Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES REPORTS 2.4% INCREASE IN TOTAL SALES FOR JULY

HOUSTON, TX, August 5, 2010 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four week July period ended July 31, 2010 increased 2.4% to $100 million from $97 million in the prior year four week period ended August 1, 2009. Comparable store sales decreased 0.6%.

With regard to product categories, accessories, children's, cosmetics, footwear, intimate apparel and swimwear achieved comparable store sales increases during July. By region, the Midwest, Northeast, Southeast and Southwest all had comparable store sales gains during the month.

For the second quarter, the Company reported that total sales increased 1.0% to $345 million from $342 million last year. Comparable store sales for the quarter decreased 1.6%.

SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2010	2009	2010	2009
1st Quarter	(0.6)	(9.0)	340	333
May	(2.9)	(7.2)	116	117
June	(1.2)	(12.6)	129	128
July	(0.6)	(11.9)	100	97
2nd Quarter	(1.6)	(10.7)	345	342
Year-To-Date (6 Mos)	(1.1)	(9.9)	685	675

--more--

Andy Hall, President and Chief Executive Officer, commented, "Although showing improving trends, comparable store sales declines in Texas and Louisiana once again offset the positive results achieved in a majority of our other states. We continue to be pleased with the performance of our new stores and are encouraged by the comparable store sales results in our small markets, which comprise 64% of our store base and are up 2.3% through the first half of the year."

Mr. Hall continued, "Our inventory and expenses remain well controlled and we expect to achieve the low end of our second quarter EPS guidance range of $0.26 to $0.30."

The Company plans to report its second quarter results before the market opens on Thursday, August 19, 2010, and will hold a conference call and webcast the same day beginning at 8:30 a.m. Eastern Time.

<u>Store Activity</u>

The Company opened new Goody's stores in Hot Springs and Pine Bluff, AR, and reopened its tornado-damaged store in Yazoo City, MS, during July. Through the first half of the year, the Company has opened a total of 20 new stores, 18 of which have been opened under the Goody's name.

Looking forward, the Company expects to open 12 -14 new stores during the third quarter. The Company noted that all but one of these new stores will be opened under the Goody's name.

<u>About Stage Stores</u>

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 777 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

<u>Caution Concerning Forward-Looking Statements</u>

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the number of new stores that the Company plans to open during the third quarter, as well as comments regarding the Company's EPS outlook for the second quarter. Forward-looking statements are subject to a number of risks and uncertainties

--more--

which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 30, 2010, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

###